FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of December, 2001

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

               Form 20-F   X                 Form 40-F   X
                         -----                         -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                           No     X
                    -----                         -----

         If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         Contents:

               1.  Quarterly Report for the Quarter Ended June 30, 2001
               2.  Press Release dated December 4, 2001
               3.  Press Release dated November 15, 2001
               4.  Press Release dated November 14, 2001
               5.  Press Release dated November 12, 2001
               6.  Press Release dated July 30, 2001

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended June 30, 2001

Commission File Number 0-23696


                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


          Bermuda                                           N/A
(Country of Incorporation)                 (I.R.S. Employer Identification No.)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

Registrant's telephone number, including area code:  (852) 2693 2238

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.    Yes  x    No
                                                 ---      ---

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                            Outstanding at October 31, 2001
---------------------------------------         -------------------------------
Common Stock, par value $0.01 per share                    17,635,225


---------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                           QUARTER ENDED JUNE 30, 2001



                                ITEMS IN FORM 6-K

                                                                           Page
                                                                           ----

PART I    FINANCIAL INFORMATION

     Item 1    Condensed Consolidated Balance Sheets
               June 30, 2001 (unaudited) and December 31, 2000                6

               Condensed Consolidated Statements of Operations
               for the Six Months Ended June 30, 2001 (unaudited)
               and 2000 (unaudited)                                           7

               Condensed Consolidated Statements of Shareholders'
               Equity (unaudited)                                             8

               Condensed Consolidated Statement of Cash Flows for
               the Six Months Ended June 30, 2001 (unaudited) &
               June 30, 2000 (unaudited)                                      9

               Notes to the Consolidated Financial Statements
               (unaudited)                                                   10

     Item 2    Management's Discussion and Analysis of Financial
               Condition and Results of Operation                            27

     Item 3    Quantitative and Qualitative Disclosures About
               Market Risk                                                   30


PART II        OTHER INFORMATION

     Item 1    Legal Proceedings                                             31

     Item 2    Changes in Securities and Use of Proceeds                     31

     Item 3    Defaults Upon Senior Securities                               31

     Item 4    Submission of Matters to a Vote of Security Holders           31

     Item 5    Other Information                                             31

     Item 6    Exhibits and Reports on Form 8-K                              31

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this report regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. These risks include those set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item 3. Key Information
- Risk Factors" in such report on Form 20-F. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                        PART I -- FINANCIAL INFORMATION

Item 1. Financial Statements
----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

         The accompanying consolidated financial statements have been prepared by the Company, without audit or review, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

         These consolidated financial statements should be read in conjunction with the consolidated financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 2000 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading and to provide the reader with the necessary information to make an informed decision with regards to the company's interim results and financial position.

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

(US dollars in thousands, except share data)                                June 30,   December 31,
                                                                              2001         2000
                                                                            --------   ------------
Current assets:
Cash and cash equivalents
     (Pledged deposits of $8,955 in 2001 and $11,139 in 2000)               $ 21,837     $ 23,097
Accounts receivable, net of allowances for doubtful accounts
     of $1,182 ($2,073 at Dec. 31, 2000)                                       8,115       25,931
Inventories, net of provision of $4,386 ($5,788 at Dec. 31, 2000)             19,492       13,971
Prepaid expenses and other current assets                                      2,896        1,574
Income taxes receivable                                                        3,913        4,277
Deferred income taxes                                                            223          223
                                                                            --------     --------
          Total current assets                                                56,476       69,073
                                                                            --------     --------
Property, plant and equipment, net                                            17,014       17,975
                                                                            --------     --------
Intangible assets, net of accumulated amortization of $7,667
     ($6,976 at Dec. 31, 2000)                                                10,662       11,353
                                                                            --------     --------
Deferred income taxes, noncurrent                                                993          993
                                                                            --------     --------
          Total assets                                                      $ 85,145     $ 99,394
                                                                            ========     ========
                      LIABILITIES AND SHARESHOLERS' EQUITY

Current liabilities:
Short-term borrowings                                                       $  1,814     $  3,780
Current portion of long-term debt                                              3,648        3,648
Accounts payable                                                               7,305        7,077
Accrued warranty expenses                                                        340          950
Accrued payroll and employee benefits                                          1,191          950
Other accrued liabilities                                                      6,817        9,834
Income taxes payable                                                             237          215
Deferred income taxes                                                             79           79
                                                                            --------     --------
        Total current liabilities                                             21,431       26,533
                                                                            --------     --------
Long-term debt                                                                 3,649        5,473
                                                                            --------     --------
        Total liabilities                                                     25,080       32,006
                                                                            --------     --------
Shareholders' equity:
Common stock
   par value $0.01 each, 100,000,000 shares authorized,
   17,625,345 shares issued and outstanding (17,564,297 at
   Dec. 31, 2000)                                                                176          176
Additional paid-in capital                                                     1,278        1,188
Warrants to acquire common stock                                                 667          667
Retained earnings                                                             57,927       65,386
Accumulated translation adjustment                                                17          (29)
                                                                            --------     --------
       Total shareholders' equity                                             60,065       67,388
                                                                            --------     --------
       Total liabilities and shareholders' equity                           $ 85,145     $ 99,394
                                                                            ========     ========

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                           Three months ended June 30,          Six months ended June 30,
 except per share data)                          -------------------------------     -------------------------------
                                                     2001              2000*             2001              2000*
                                                 ------------      -------------     ------------      -------------
Revenues:
Net sales                                        $     10,295      $     13,120      $     22,068      $     30,463
Cost of sales                                          (6,707)          (19,377)          (15,338)          (31,950)
                                                 ------------      ------------      ------------      ------------
Gross profit                                            3,588            (6,257)            6,730            (1,487)
                                                 ------------      ------------      ------------      ------------
Operating expenses:
Selling, general and administrative expenses           (4,891)           (8,055)           (9,442)          (12,805)
Research and development                               (1,446)           (1,451)           (2,761)           (2,824)
Depreciation and amortization                          (1,011)           (1,348)           (2,014)           (2,728)
Restructuring charge                                     --              (1,369)             --              (1,369)
                                                 ------------      ------------      ------------      ------------
 Total operating expenses                              (7,348)          (12,223)          (14,217)          (19,726)
                                                 ------------      ------------      ------------      ------------
Operating loss                                         (3,760)          (18,480)           (7,487)          (21,213)

Other income                                               15               263                24               495

Net interest income                                        51               158                77               478
                                                 ------------      ------------      ------------      ------------
Loss before income taxes                               (3,694)          (18,059)           (7,386)          (20,240)

(Provision) credit for income taxes                       (41)              703               (73)              692
                                                 ------------      ------------      ------------      ------------
Net loss                                         $     (3,735)     $    (17,356)     $     (7,459)     $    (19,548)
                                                 ============      ============      ============      ============
Basic and diluted loss per share                 $      (0.21)     $      (0.98)     $      (0.42)     $      (1.11)
                                                 ============      ============      ============      ============
Basic and diluted weighted average shares
outstanding                                        17,613,303        17,625,930        17,589,722        17,616,663
                                                 ============      ============      ============      ============

* Restated to conform with 2001 presentation.


        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           (US dollars in thousands)


                                      Common stock
                                      ------------                                                Accumulated
                                                         Additional    Warrants                      other          Total
                                 Number                    paid-in    to acquire     Retained    comprehensive  shareholders'
                                of shares     Amount       capital   common stock    earnings    income (loss)     equity
                                ---------   ----------   ----------  ------------    --------    -------------  -------------

Balance at December 31, 2000   17,564,297   $      176   $    1,188   $      667    $   65,386    $      (29)    $   67,388
Issuance of stock                   4,382         --             12         --            --            --               12
Stock options exercised            56,666         --             78         --            --            --               78
Expiration of warrants               --           --            222         (222)         --            --             --
Net loss                             --           --           --           --          (7,459)         --           (7,459)
Foreign currency translation         --           --           --           --            --              46             46
                               ----------   ----------   ----------   ----------    ----------    ----------     ----------
Balance at June 30, 2001       17,625,345   $      176   $    1,500   $      445    $   57,927    $       17     $   60,065
                               ==========   ==========   ==========   ==========    ==========    ==========     ==========

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (US dollars in thousands)

                                                                         Six months ended June 30,
                                                                         -------------------------
                                                                            2001          2000
                                                                         ---------     -----------
Cash flow from operating activities:
Net loss                                                                 $ (7,459)     $(19,548)
Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation                                                           1,323         1,260
     Amortization                                                             691         1,468
     Decrease of goodwill resulting in adjusted acquisition price            --           1,384
     Loss on disposal and write off of property, plant and equipment           40            17
     Loan notes forfeited                                                    --          (1,399)
     Changes in assets and liabilities:
          Accounts receivable                                              17,816        14,867
          Inventories                                                      (5,521)       (3,029)
          Prepaid expenses and other current assets                        (1,322)        1,235
          Accounts payable                                                    228        (1,580)
          Accrued payroll and employee benefits                               241        (2,036)
          Commissions payable                                                (476)         (222)
          Accrued advertising expenses                                       (176)         (464)
          Accrued sales expenses                                             (432)        1,619
          Accrued warranty expenses                                          (610)         (800)
          Accrued licenses and royalities                                    (711)         --
          Other accrued expenses                                           (1,222)       (1,387)
          Income taxes                                                        386           875
                                                                         --------      --------
Net cash provided by (used in) operating activities                         2,796        (7,740)
                                                                         --------      --------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                      $     47      $     27
Purchase of property, plant and equipment                                    (449)       (2,024)
Purchase of intangible assets                                                --          (1,260)
                                                                         --------      --------
Net cash used in investing activities                                        (402)       (3,257)
                                                                         --------      --------
Cash flow from financing activities:
Decrease in short-term borrowings                                        $ (1,966)     $   (198)
Funds from issuance of stock                                                   12          --
Funds from stock options exercised                                             78            57
Proceeds from bank loan                                                      --          10,945
Repayment of long-term debt                                                (1,824)      (10,946)
Repurchase of common stock                                                   --            (356)
                                                                         --------      --------
Net cash used in financing activities                                      (3,700)         (498)
                                                                         --------      --------
Effect of currency exchange rate change                                        46           (65)
                                                                         --------      --------
Net decrease in cash and cash equivalents                                  (1,260)      (11,560)
Cash and cash equivalents:
     Beginning of period                                                   23,097        32,159
                                                                         --------      --------
     End of period                                                       $ 21,837      $ 20,599
                                                                         ========      ========
Supplementary disclosures of cash flow information:
Cash paid during the period:
     Interest                                                            $    400      $    209

        See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and markets a diverse line of electronic entertainment devices including handheld and tabletop games, high-tech toys and video game accessories.

     The accompanying 2000 and 2001 unaudited interim condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to prevent the information presented from being misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Form 20-F, which contains financial information for the years ended December 31, 1998, 1999 and 2000.

     The information provided in this report reflects all adjustments (consisting solely of normal recurring accruals) that are, in the opinion of management, necessary to present fairly the results of operations for this period. The results for this period are not necessarily indicative of the results to be expected for the full year.

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents -- Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories -- Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment -- Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets -- Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the estimated benefit period, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

     Revenue recognition -- Revenues are generally recognized as sales when merchandise is shipped. The Company does have consignment agreements with certain European distributors and records these shipments as sales upon confirmation of sell-through by the distributor. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments -- Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes -- Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising -- The production costs of advertising are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Advertising expense was $1,373 and $1,763 for the six months ended June 30, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                (US dollars in thousands, except per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Foreign currency translation -- Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using average rates of exchange prevailing during each reporting period. The gains and losses resulting from translation adjustments are reported in stockholders' equity in the consolidated balance sheet caption "Accumulated translation adjustment". Currency transaction gains and losses are recognized in operations.

     Mold costs -- The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction.

     Post-retirement and post-employment benefits -- The Company does not provide post-retirement benefits other than pensions to employees and post-employment benefits are immaterial. The Company defines pensions as certain defined contribution arrangements with employees. Expenses are recognized as incurred.

     Warranty -- Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

     Stock-based compensation -- The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. Pro forma information regarding net income (loss) and net income (loss) per share is disclosed as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation".

     Earnings (loss) per share -- Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     Comprehensive income (loss) -- Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity. The Company's other comprehensive income (loss) represented foreign currency translation adjustments.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Use of estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Recent Accounting Pronouncements -- In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 is effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 will be effective for the Company on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Upon adoption of SFAS 142, goodwill and other intangible assets will no longer be amortized and will be tested for impairment at least annually at the reporting unit level.

     Based on current levels of amortization expense, the Company estimates that the elimination of amortization expense will positively impact net income by approximately $800, or approximately $0.04 per common share (diluted), on an annual basis.

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                          June 30,       December 31,
                                            2001             2000
                                          --------       ------------

Raw materials                             $  4,767           $  2,643
Work in progress                             3,768              3,138
Finished goods                              10,957              8,190
                                          --------       ------------
                                          $ 19,492           $ 13,971
                                          ========       ============

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)


4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                                    June 30,       December 31,
                                                      2001             2000
                                                   ------------    -------------

Land and buildings                                    $ 13,373         $ 12,296
Plant and machinery                                      6,874            6,853
Furniture and equipment                                  7,493            7,328
Leasehold improvements                                   2,789            2,727
Construction in progress                                     -            1,079
                                                   ------------    -------------
  Total                                               $ 30,529         $ 30,283
Less: Accumulated depreciation and amortization        (13,515)         (12,308)
                                                   ------------    -------------
  Total                                               $ 17,014         $ 17,975
                                                   ============    =============


5.   INTANGIBLE ASSETS

     As of June 30, 2001, intangible assets primarily related to the excess of purchase price over the estimated fair value of net assets acquired in respect of the acquisition of Leda Media Products Limited, now called Radica U.K. Limited ("Radica UK"). During 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(R) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year period.

     During 1999, warrants to acquire 375,000 shares of the Company's common stock were granted to Electronic Arts ("EA") upon signing of a worldwide licensing agreement. A total of $667 was recorded as an intangible asset based on the fair value of the warrant. As of December 31, 2000, based upon estimated future cash flows that the asset is expected to generate, the Company recognized an impairment provision and revised the estimated useful lives of this intangible asset. As of June 30, 2001, an asset of $83 remained to be fully amortized in 2001.

     Amortization expense of intangible assets was $691 and $1,468 for the six months ended June 30, 2001 and 2000, respectively.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

6.   SHORT-TERM BORROWINGS

     As of June 30, 2001, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $4,600, including amounts available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of June 30, 2001 and as of December 31, 2000 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.85% percent for the quarter ended June 30, 2001.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                            June 30,           December 31,
                                              2001                 2000
                                         ----------------    -----------------

Accrued advertising expenses                     $ 1,208              $ 1,384
Accrued license and royalties                      1,686                2,397
Accrued sales expenses                             2,401                2,833
Commissions payable                                   21                  497
Other accrued expenses                             1,501                2,723
                                         ----------------    -----------------
     Total                                       $ 6,817              $ 9,834
                                         ================    =================

8.   INCOME TAXES

     The components of loss before income taxes are as follows:

                                            Six months ended June 30,
                                         ------------------------------
                                              2001             2000
                                         -------------    -------------

United States                                 $ 3,561         $ 12,243
International                                   3,825            7,997
                                         -------------    -------------
                                              $ 7,386         $ 20,240
                                         =============    =============

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2001 effective tax rate was 12%. In addition, under the Company's existing processing arrangement and in accordance with its current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The provisions (credit) for income taxes consist of the following:

                                                    Six months ended June 30,
                                                -------------------------------
                                                    2001              2000
                                                -------------    --------------
Current:
  US federal and state                                  $ 38              $ 38
  International                                           35              (730)
                                                -------------    --------------
Total income taxes provision (credit)                   $ 73            $ (692)
                                                =============    ==============

     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                    Six months ended June 30,
                                                -------------------------------
                                                    2001              2000
                                                -------------    --------------

Tax benefit at the US statutory rate                $ (2,511)         $ (6,882)
State tax                                                  8                 4
International tax effect, net                            608              (584)
Accounting losses for which
  deferred income tax cannot be recognized                 -             2,259
Tax losses carried forward, not tax effected           1,952             4,234
Other, net                                                16               277
                                                -------------    --------------
Income tax expense (benefit)                            $ 73            $ (692)
                                                =============    ==============

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

8.   INCOME TAXES (Continued)

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                             June 30,           December 31,
                                                               2001                 2000
                                                          ----------------    -----------------
Deferred tax assets (liabilities):
Excess of tax over financial reporting depreciation               $   (79)             $   (79)
Net operating loss                                                  7,135                4,852
Bad debt allowance                                                    388                  561
Advertising allowances                                                371                  435
Inventory obsolescence reserve                                        824                  903
Accrued sales adjustments and returns                                 952                  967
Other                                                                 776                  776
                                                          ----------------    -----------------
                                                                   10,367                8,415
Valuation allowance                                                (9,230)              (7,278)
                                                          ----------------    -----------------
                                                                  $ 1,137              $ 1,137
                                                          ================    =================

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12,345 guaranteed loan agreement with the vendors as part of financing of the Radica UK acquisition. Interest on the loan notes was based on US$ LIBOR minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $7,297 under the new loan agreement as of June 30, 2001, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (5.68% at June 30, 2001). The agreement requires quarterly principal and interest payments and matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2,000. This revolving loan bears interest at the three month SIBOR plus 2.5%. At June 30, 2001, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by certain properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
           (US dollars in thousands, except share and per share data)


9.   LONG-TERM DEBT (Continued)

     Long-term debts are as follows:

                                                   June 30,         December 31,
                                                     2001               2000
                                                --------------    --------------

Term loan payable                                     $ 7,297           $ 9,121
Less: Current portion                                  (3,648)           (3,648)
                                                --------------    --------------
                                                      $ 3,649           $ 5,473
                                                ==============    ==============

     The annual principal maturities of the long-term debts are as follows:

                                                   June 30,
                                                     2001
                                                --------------

2001                                              $ 1,824
2002                                                3,648
2003                                                1,825
                                                --------------
                                                  $ 7,297
                                                ==============

10.  EARNINGS PER SHARE

     The following information shows the numbers used in computing loss per share and the effect on loss and the weighted average number of shares of dilutive potential common stock:


                                                         Three months ended June 30,
                                                      -------------------------------
                                                            2001             2000
                                                      --------------   --------------
Numerator for basic and diluted loss per share:
  Net loss                                                 $ 3,735         $ 17,356
                                                      ==============   ==============

Denominator for basic and diluted loss per share        17,613,303       17,625,930
                                                      ==============   ==============

Basic and diluted loss per share:                           $ 0.21           $ 0.98
                                                      ==============   ==============

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
           (US dollars in thousands, except share and per share data)

10.  EARNINGS PER SHARE (Continued)

     Options and warrants on 2,465,333 and 2,668,860 shares of common stock for the three months ended June 30, 2001 and 2000, respectively were not included in computing diluted loss per share since their effects were antidilutive.


                                                          Six months ended June 30,
                                                      --------------------------------
                                                            2001              2000
                                                      ---------------    -------------
Numerator for basic and diluted loss per share:
  Net loss                                                 $ 7,459           $ 19,548
                                                      ===============    =============

Denominator for basic and diluted loss per share        17,625,930         17,616,663
                                                      ===============    =============

Basic and diluted loss per share:                           $ 0.42             $ 1.11
                                                      ===============    =============

     Options and warrants on 2,465,333 and 2,668,860 shares of common stock for the six months ended June 30, 2001 and 2000, respectively were not included in computing diluted loss per share since their effects were antidilutive.

11.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and non-employee directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to non-employee directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each non-employee director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS (Continued)

     Option activity for the six months ended June 30, 2001:-

                                                        Weighted average
                                           Number        exercise price
                                          of shares         per share
                                          ---------     ----------------
                                       (in thousands)

Outstanding at December 31, 2000           2,354           $    5.81
Options granted                              363                2.34
Options cancelled                           (445)              10.16
Options exercised                            (57)               1.39
                                           -----
Outstanding at June 30, 2001               2,215           $    4.49
                                           =====

Exercisable at June 30, 2001               1,119           $    5.30

     The following is additional information relating to options outstanding as of June 30, 2001:


                                           Options outstanding                        Options exercisable
                           --------------------------------------------------   -------------------------------
                                                             Weighted average
                                        Weighted average         remaining                     Weighted average
     Exercise               Number       exercise price         contractual        Number       exercise price
    price range            of shares        per share          life (years)       of shares        per share
    -----------            ---------    ----------------     -----------------    ---------    ----------------
                   (in thousands)                                               (in thousands)
$ 1.090 to 2.000              653          $    1.43               6.18              411          $    1.31
$ 2.001 to 4.000            1,156               3.01               8.30              425               3.28
$ 4.001 to 6.000                3               5.00               6.00                2               5.00
$ 6.001 to 8.000               35               6.71               6.00               19               6.79
$ 8.001 to 10.000              30               9.23               7.70               11               9.36
$ 10.001 to 12.000             18              10.72               7.67               18              10.72
$ 12.001 to 14.000            122              12.57               7.72               88              12.65
$ 14.001 to 16.000             62              14.18               7.35               26              14.23
$ 16.001 to 18.000             84              16.87               7.05               76              16.76
$ 18.001 to 20.000             52              18.87               6.77               43              18.93
                            -----                                                  -----
                            2,215          $    4.49               7.48            1,119          $    5.30
                            =====                                                  =====

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant of $1.14 and $1.68 per share for the six months ended June 30, 2000 and 2001, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
           (US dollars in thousands, except share and per share data)

11.  STOCK OPTIONS (Continued)

                                            Six months ended June 30,
                                            -------------------------
                                               2001             2000
                                            ---------         -------
Expected life of options                    4.2 years         5 years
Risk-free interest rate                        5.0%             6.0%
Expected volatility of underlying stock         55%              58%
Dividends                                        0%               0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts as follows:

                             Six months ended June 30,
                             -------------------------
                                2001         2000
                               -------     --------

Pro forma net loss             $ 7,909     $ 20,140
Pro forma loss per share
     Basic                        0.45         1.14
     Diluted                      0.45         1.14

12.  WARRANTS

     During 1999, in connection with the EA worldwide  licensing  agreement (see
     Note 5 of the Notes to the Consolidated Financial Statements), the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. The first 125,000 warrants expired on June 1, 2001, with the remaining warrants expiring at January 1, 2002 and June 1, 2002. As of June 30, 2001, 250,000 shares remained outstanding.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

13.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is some what limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business had one customer which accounted for more than thirty percent of net sales for the six months ended June 30, 2001 and two customers which accounted for more than twenty-five percent and twenty-two percent for the six months ended June 30, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

14.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, bank borrowings and warrants are reasonable estimates of their fair value.

15.  PLEDGE OF ASSETS

     At June 30, 2001, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

                                       June 30,
                                         2001
                                       --------
Leasehold land and buildings           $ 11,535
Bank balances                             8,955
Inventories, net                         10,378
                                       --------
                                       $ 30,868
                                       ========

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)


16.  RETIREMENT PLAN

     In Hong Kong, the Company has both a mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $125 and $120 for the six months ended June 30, 2001 and 2000, respectively.

17.  SEGMENT INFORMATION

     The Company has adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Prior to the acquisition of Radica UK, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired Radica UK. Due to the distinct differences between the core products of Radica UK and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Video Games Accessories ("VGA's"), which includes video game controllers and steering wheels and other accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates the performance of its operating segments and allocates resources based on segment operating income before interest and income taxes, not including gains and losses associated with the Company's investments. The Company does not include inter-segment transfers for management reporting purposes. Certain expenses which are managed outside of the operating segments are excluded. These consist primarily of corporate and unallocated shared expenses, other income and expense items. Corporate and unallocated shared expenses consist primarily of certain costs related to business integration and other general and administrative expenses. Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain raw materials for both segments. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

17.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                          Six months ended June 30,
                                          -------------------------
                                             2001          2000
                                           --------      --------
Revenues from external customers
  Games                                    $ 18,582      $ 25,138
  VGA's                                       3,486         5,325
                                           --------      --------
Total revenues from external customers     $ 22,068      $ 30,463
                                           ========      ========

Depreciation and amortization
  Games                                    $  1,468      $  2,231
  VGA's                                         546           497
                                           --------      --------
Total depreciation and amortization        $  2,014      $  2,728
                                           ========      ========

Segment loss
  Games                                    $ (5,634)     $(16,412)
  VGA's                                      (1,829)       (4,306)
                                           --------      --------
Total segment loss                         $ (7,463)     $(20,718)

Corporate and unallocated
  Interest income                               482           719
  Interest expense                             (405)         (241)
  (Provision) credit for income taxes           (73)          692
                                           --------      --------
Total consolidated net loss                $ (7,459)     $(19,548)
                                           ========      ========

Capital expenditures
  Games                                    $    415      $  1,837
  VGA's                                          34           187
                                           --------      --------
Total capital expenditures                 $    449      $  2,024
                                           ========      ========

                                           June 30,    December 31,
                                             2001          2000
                                           --------    ------------
Segment assets
  Games                                    $ 45,766      $ 54,652
  VGA's                                      16,513        20,973
  Corporate and unallocated                  22,866        23,769
                                           --------      --------
Total consolidated assets                  $ 85,145      $ 99,394
                                           ========      ========

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)


17.  SEGMENT INFORMATION (Continued)

     Revenues from external customers by product category are summarized as follows:

                                           Six months ended June 30,
                                           -------------------------
                                             2001             2000
                                           --------         --------
Handheld                                   $ 10,108         $ 12,964
Play TV                                       1,429              653
Girl Tech                                     3,599            3,705
Original Design Manufacturing ("ODM")         3,446            7,816
VGA's                                         3,486            5,325
                                           --------         --------
Total net revenues                         $ 22,068         $ 30,463
                                           ========         ========

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investments:

                                            Six months ended June 30,
                                          ----------------------------
                                              2001              2000
                                            -------           -------
Net sales:
     United States and Canada               $15,193           $23,829
     Asia Pacific and other countries         2,764               372
     Europe                                   4,111             6,262
                                            -------           -------
                                            $22,068           $30,463
                                            =======           =======

                                            June 30,        December 31,
                                              2001              2000
                                            --------        ------------
Long-lived assets:
     United States and Canada               $ 2,243           $ 2,689
     Asia Pacific and other countries        15,263            16,002
     Europe                                  10,170            10,637
                                            -------           -------
                                            $27,676           $29,328
                                            =======           =======

                              RADICA GAMES LIMITED

                          (QUARTER ENDED JUNE 30, 2001)
                            (US dollars in thousands)

18.  VALUATION AND QUALIFYING ACCOUNTS

                                             Balance at                                       Balance at
                                              beginning     Charged to      Deductions /        end of
                                              of period      expenses        write-offs         period
                                             ----------     ----------      ------------      ----------
Six months ended June 30, 2001
     Allowances for doubtful accounts        $  2,073        $    196         $   (387)        $  1,882
     Estimated customer returns                 1,494             357           (1,506)             345
     Provision for inventories                  5,788           1,049           (2,451)           4,386
                                             --------        --------         --------         --------
                                             $  9,355        $  1,602         $ (4,344)        $  6,613
                                             ========        ========         ========         ========

Six months ended June 30, 2000
     Allowances for doubtful accounts        $    389        $  2,821         $   (173)        $  3,037
     Estimated customer returns                   624             199             (553)             270
     Provision for inventories                  2,339           5,947             (817)           7,469
                                             --------        --------         --------         --------
                                             $  3,352        $  8,967         $ (1,543)        $ 10,776
                                             ========        ========         ========         ========

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
------------------------------------------------------------------------

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JUNE 30, 2001
COMPARED TO THE QUARTER ENDED JUNE 30, 2000

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                    Three months ended June 30,
                                                    ---------------------------
                                                     2001                 2000
                                                    ------               ------

Net revenues                                        100.0%               100.0%
Cost of sales                                        65.1%               147.7%
Gross margin                                         34.9%               (47.7%)
Selling, general and administrative expenses         47.5%                61.4%
Research and development                             14.1%                11.1%
Depreciation and amortization                         9.8%                10.3%
Restructuring charge                                  0.0%                10.4%

Operating loss                                      (36.5%)             (140.9%)
Other income                                          0.1%                 2.0%
Interest income, net                                  0.5%                 1.2%

Loss before income taxes                            (35.9%)             (137.7%)
(Provision) Credit for income taxes                  (0.4%)                5.4%

Net loss                                            (36.3%)             (132.3%)

         The Company's total loss for the second quarter of 2001 was $3.7 million or $0.21 per fully diluted share compared to a net loss of $17.4 million or $0.98 per share for the second quarter of 2000.

         Net revenues for the quarter were $10.3 million compared to $13.1 million for the same period in 2000. The decrease was primarily due to a decrease in our business with Hasbro and a decrease in our sourcing business due to a large, abnormal order, which shipped in the second quarter of 2000. Ignoring the drop in Hasbro and sourcing sales, the Company's revenues for the quarter rose by 14% for the quarter ended June 30, 2001.

         Gross margins for the quarter was 34.9% compared to a gross loss in the second quarter of 2000. The significant improvement in margin is primarily due to the large inventory provisions taken in the second quarter of 2000.

         Selling, general and administrative expenses for the quarter dropped to $7.3 million from a pre-restructuring number of $10.9 million for the second quarter of 2000, due to the effect of the reorganization which took place in the second half of 2000. Amortization expense dropped due to the completion of the amortization of the Girl Tech goodwill.

         The following table sets out the percentages of sales achieved from each category of products:

                                 Three months ended June 30,
               ---------------------------------------------------------------
                            2001                              2000
               -----------------------------     -----------------------------
                    Net           % of Net            Net           % of Net
Product Lines   Sales Value      Sales Value      Sales Value      Sales Value
-------------  --------------    -----------     --------------    -----------
               (in thousands)                    (in thousands)
Handheld         $ 4,731             46%           $ 5,011             38%
Play TV            1,352             13%               653              5%
Girl Tech          1,305             13%             1,599             12%
ODM                1,682             16%             3,764             29%
VGA's              1,225             12%             2,093             16%
                 -------            ---            -------            ---
Total            $10,295            100%           $13,120            100%
                 =======            ===            =======            ===

CAPITAL RESOURCES AND LIQUIDITY

         As of June 30, 2001, the Company had $21.8 million in cash and cash equivalents, compared to $20.6 million on June 30, 2000, and $23.1 million on December 31, 2000. Following normal seasonality patterns, receivables dropped to $8.1 million from the December 31, 2000 level of $25.9 million; the decrease in net revenues compared to the second quarter of 2000 was primarily the reason for the decrease in receivables from the $8.9 million reported at June 30, 2000. Inventories also followed seasonal patterns and increased to $19.5 million from $14.0 million on December 31, 2000, but were substantially below the June 30, 2000 level of $27.7 million. This is the result of better inventory management and the Company's commitment to sell most of its slow-moving inventory during the end of 2000 and early 2001. Net book value stands at $3.40 per share with tangible net worth at $2.80 per share. Working capital at June 30, 2001 was $35 million, a $7.5 million decrease from working capital of $42.5 million at December 31, 2000; this was primarily the result of a decrease in receivable balances. The primary sources of capital resources and liquidity are cash flows from operations and borrowings under the Company's revolving credit facilities.

         Net cash provided by operating activities for the six months ended June 30, 2001 was $2.8 million. It was primarily attributable to net proceeds from accounts receivable offset by the net loss in 2001. During the six months ended June 30, 2001, the company also repaid $3.8 million of debt, leaving total debt at $9.1 million, down from $12.9 million at 31 December 2000.

         As of June 30, 2001, the Company had approximately $8 million of various lines of credit available for use. The Company believes that the current cash position, cash flows from operations and credit line facilities are sufficient to satisfy its current operations and anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk
-------------------------------------------------------------------

MARKET RISK DISCLOSURES
-----------------------

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY
-------------------------

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At June 30, 2001, the result of a hypothetical one percentage change in the underlyng US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK
---------------------

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the UK Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Chinese Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the UK Pound Sterling, Canadian dollar or the Chinese Renminbi. The Company does not currently hedge its foreign exchange risk. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II -- OTHER INFORMATION
----------------------------

Item 1.  Legal Proceedings
--------------------------

         None.

Item 2.  Changes in Securities and Use of Proceeds
--------------------------------------------------

         None.

Item 3.  Defaults Upon Senior Securities
----------------------------------------

         None.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

         None.

Item 5.  Other Information
--------------------------

         None.

Item 6.  Exhibits and Reports on Form 8-K
-----------------------------------------

     (a)  Exhibits

          None.

     (b)  Reports on Form 8-K

          None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            RADICA GAMES LIMITED



December 16, 2001                            /s/ Craig D. Storey
                                             ----------------------------------
                                             Craig D. Storey
                                             Chief Accounting Officer